Exhibit 99.1

NYSE, TSX: NTR	News Release

February 5, 2019

Nutrien Announces Agreement to Purchase Actagro

Loveland, Colorado - Nutrien Ltd. (Nutrien) announced today that it has entered into a definitive agreement to purchase 100 percent of the equity of Actagro, LLC (Actagro), a leading developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies. Actagro’s premier commercial portfolio includes approximately 30 specialty products that have a strong track-record of increasing crop productivity and financial returns for growers.

Actagro’s products are produced at two US manufacturing facilities located in California and Arkansas, and distributed across global agricultural markets through numerous retailers and distributors, including Nutrien’s Retail business. The acquisition includes Actagro’s strong research and development team, as well as a near-complete, world-class research and development facility located in California that will support the continued development of soil and plant health technologies.

“The acquisition of Actagro is aligned with Nutrien’s strategy to invest in higher-margin proprietary products that provide strong value for growers. Actagro has a strong track record of developing and manufacturing high-value crop nutrition products and we see a significant opportunity to expand the business by leveraging the global reach of our Retail network and the expansion of Actagro’s strong relationships with domestic and international distributors. Nutrien will continue to use its strong balance sheet and cash flow to prudently allocate capital towards growth opportunities that create value for our customers and our shareholders,” commented Chuck Magro, Nutrien’s President and CEO.

The purchase price is US$340 million, including approximately US$20 million in working capital, and is expected to be accretive to earnings in the first year. We expect the business to generate approximately US$55 million in run-rate EBITDA two years after close with the realization of synergies and organic growth opportunities. Closing of the transaction is subject to US regulatory approval and is expected to be completed in the first half of 2019.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”,

“may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected benefits of the acquisition, including expected impact on earnings, run-rate EBITDA, synergies, growth opportunities and expansion, as well as the timing of the foregoing; future allocation of capital; timing for the completion of the acquisition; and the ability to satisfy the conditions to, and complete, the acquisition including obtaining required regulatory approval,. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward- looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Additional assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of the acquisition; that Nutrien will be able to implement its standards, controls, procedures and policies at the acquired business to realize expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, and assumptions with respect to global economic conditions.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release, including the ability to obtain, and obtain in a timely manner, the required regulatory approval, the ability to otherwise satisfy the conditions to the acquisition, the failure to successfully integrate and realize expected synergies associated with the acquisition, general global economic, market and business conditions, and other risk factors detailed from time to time in Nutrien reports filed with Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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